July 1, 2022

Causeway Capital Management Trust

11111 Santa Monica Boulevard, 15th Floor

Los Angeles, CA 90025

RE: Expense Limit Agreement – Causeway Global Value Fund

Dear Ladies and Gentlemen:

Causeway Global Value Fund (the “Fund”) is a series of Causeway Capital Management Trust, a Delaware statutory trust (the “Trust”). The Trust, on behalf of the Fund, has entered into an agreement with Causeway Capital Management LLC (“Causeway”) whereby Causeway provides investment advisory services to the Fund (the “Investment Advisory Agreement”).

We hereby agree with respect to each class of the Fund, for so long as this Expense Limit Agreement is in effect, to waive the fees payable to us under the Investment Advisory Agreement with respect to each class of the Fund or to reimburse the operating expenses allocable to each class of the Fund, to the extent that each class’ operating expenses (excluding brokerage fees and commissions, interest, taxes, shareholder service fees, fees and expenses of other funds in which the Fund invests, tax reclaim-related fees and expenses, and extraordinary expenses) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of each class of the Fund. We agree that court and legal fees and expenses incurred and paid by the Fund in connection with the pursuit of claims regarding a certain portfolio holding in Germany, in light of the particular facts and circumstances surrounding such matter, shall not be deemed “extraordinary expenses” for purposes of the foregoing sentence. We further agree that this obligation shall constitute a contractual commitment enforceable by the Trust and that we may not assert any right to reimbursement of any amounts so waived or reimbursed.

We acknowledge the limit of shareholder liability as set forth in the Declaration of Trust of the Trust and agree that any obligation assumed by the Trust pursuant to this agreement shall be limited in all cases to the Trust and its assets. We agree not to seek satisfaction of any such obligations from the shareholders of the Trust, nor from the Trustees of the Trust.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of California.

Causeway Funds

P.O. Box 219085

Kansas City, MO 64121

www.causewayfunds.com

This Expense Limit Agreement is effective as of July 1, 2022, supersedes the current expense limit dated January 31, 2022, with respect to the Fund, and shall continue in effect until January 31, 2024. This Agreement may be terminated at any time by the Trust’s Board of Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement. Any amendment to this agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

CAUSEWAY CAPITAL MANAGEMENT LLC

By:	/s/ Gracie Fermelia
Gracie V. Fermelia, Chief Operating Officer

The foregoing agreement is hereby

accepted as of July 1, 2022

CAUSEWAY CAPITAL MANAGEMENT TRUST,

on behalf of the Fund and each class of the Fund listed in Schedule A to this Agreement

By:	/s/ Gretchen Corbell
Title:	Gretchen W. Corbell, Secretary

www.causewayfunds.com

SCHEDULE A

Causeway Global Value Fund	Expense Limit
Institutional Class	0.85%
Investor Class	0.85%

www.causewayfunds.com